ADITYA BIRLA GROUP

November 17, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission

Ladies and Gentlemen :

This letter is with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 17.11.2006]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Enc : a/a

ADITYA BIRLA GROUP

FILE NO : 82-34979

November 17, 2006

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sir,

Ref : Scrip Code BSE 500 303
Sub : Birla NGK Insulators Private Limited, a Joint Venture Company of Aditya Birla Nuvo Limited

Kindly note that the Company has a 50:50 joint venture viz. Birla NGK Insulators Pvt. Ltd. (Birla NGK) with NGK Insulators Ltd., Japan (NGK) for insulator business. The Company alongwith its subsidiary have entered into Share Purchase Agreement with Joint Venture partner pursuant to which all the equity shares held by NGK and its affiliate i.e. Mitsubishi Corporation in Birla NGK will be purchased by the Company and its wholly owned subsidiary company in two stages.

On completion of the said transaction, Birla NGK will cease to be a joint venture company and will become a subsidiary of the Company. The existing marketing agreement, agreement for know-how, patents and technical assistance between Joint Venture partner will also be terminated on completion of the deal, which shall be completed before December, 2006.

This is for your information and records.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Ltd**

Devendra Bhandari
Company Secretary

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com